

Mail Stop 3561

November 9, 2016

Via E-mail
Mr. Larry Taddei
Chief Financial Officer
MAG Silver Corp.
Suite 770-800 West Pender Street
Vancouver, British Columbia V6C 2V6

> **Re: MAG Silver Corp.**
> **Form 40-F for the Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-33574**

Dear Mr. Taddei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2015

Exhibit 99.2
Financial Statements
Notes to Annual Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(g) Exploration and Evaluation Assets, page 12

1. You indicate on page 34 of Exhibit 99.1 that you were asked to vacate the Cinco de Mayo Property in November 2012. No active exploration has since occurred, due to your inability to obtain a new surface access agreement with the local Ejido and a soil use change permit. Please tell us in detail how you considered the above factors in concluding there were no impairment indicators related to the Cinco de Mayo Property as of December 31, 2015 and as of the end of the latest 2016 interim period. Refer to paragraph 20 of IFRS 6. In doing so, please also tell us:

- your factual basis for expecting the right to explore to be renewed and
- how you have planned or budgeted for substantive expenditure on further exploration and evaluation of mineral resources.

2. Please tell us your basis for capitalizing costs incurred related to the Cinco de Mayo Property as exploration and evaluation expenditures during periods you did not appear to have the legal right to explore this area. Refer to paragraphs 5(a) and BC11 of IFRS 6.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Raj Rajan at (202) 551-3388 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining